SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated July 2, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated July 2, 2010, the Company reported that since July 1, 2010, it has started to operate the “Soleil Factory” Shopping Center, which has thus been added to the Company’s Shopping Center portfolio in Argentina. “Soleil Factory” is located approximately 10 kilometers north of the City of Buenos Aires.

The transaction was made through the final consummation of the transfer of the portion of the going concern that involves the shopping center and all its related assets, with APSA taking over possession of the property that hosts the shopping center. The deed of conveyance will be executed once the property is divided under the condominium system. It should be noted that the portion of the going concern and property related to the hypermarket operation, located in the same site, are excluded from the transaction.

The transaction price was fixed at US$ 20,650,000 plus VAT, payable as follows: (i) US$ 7,040,000 plus the full VAT amount had been paid before the execution of the final instrument of transfer of going concern; (ii) US$ 1,000,000 will be payable upon execution of the deed of conveyance; and (iii) the balance, i.e., US$ 12,610,000 will be payable on the later of July 1, 2017 or simultaneously with the deed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: July 6, 2010.